SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

September 25, 2002

VIVENDI UNIVERSAL

42, avenue de Friedland
75008 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: (i) Two Press Releases, (ii) Slides and Notes presented at a Press Conference and an Investor and Analyst Conference on September 25, 2002 providing an update of the Company’s liquidity and strategic status and (iii) Remarks made by the Company’s Chairman and CEO at the Press Conference on September 25, 2002.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-81578) as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release

99.2	Press Release

99.3	Slides and Notes presented at a Press Conference and an Investor and Analyst Conference on September 25, 2002 providing an update of the Company’s liquidity and strategic status

99.4	Remarks made by the Company’s Chairman and CEO at the Press Conference on September 25, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVENDI UNIVERSAL

By: /s/ George E. Bushnell III

Name: George E. Bushnell III

Title: Vice President

Date: September 25, 2002